BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue
Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

December 12, 2006

Carmen Moncada
Attorney-Advisor
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 7010

Dear Sir or Madam:

Re:	Buckingham Exploration Inc. (the “Company”)
Registration Statement on Form SB-2
Filed October 13, 2006
File No. 333-137978

In response to your telephone call on October 20, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 1 on Form SB-2/A for your review.

In response to your comment regarding the financials, the Company has updated its financials and has made the relevant changes to its Registration Statement.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC